

April 11, 2011

Mr. Walter S. Berman
Executive Vice President and Chief Financial Officer
Ameriprise Financial Inc.
1099 Ameriprise Financial Center
Minneapolis, MN 55474

> **Re:** **Ameriprise Financial Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **File No. 1-32525**

Dear Mr. Berman:

We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Consolidated Financial Statements

Note 23 – Commitments, Guarantees and Contingencies, page 152

1. We note your disclosures on page 153 regarding the lawsuits involving Medical Capital and Provident Shale investments made by SAI clients that are outstanding and in default. We also note that you are in mediation settlement discussions with SAI and plaintiff attorneys which could result in significant losses to the Company. Considering both you and SAI are named in these lawsuits, please show us in your supplemental response how you will revise your future filings, including a possible Form 8-K (Items 1.01, 2.03, 2.04), to address the following:
   - Disclose the amount and terms of the settlement or probable settlement. We assume that a material settlement is probable.
   - Tell us the amount you have currently accrued and the history of that account.

- Disclose whether it is reasonably possible that losses in excess of the amount you have accrued could be material. Disclose the range of reasonably possible loss, or state that you cannot estimate the amount.
- If you cannot estimate the range of additional loss, please provide us with a comprehensive explanation as to why you cannot establish a range.

Please refer to ASC 450-20-50. If you believe that the settlement, the amount accrued and the range of possible additional loss is immaterial, please advise us in reasonable detail.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge at (202) 551-3424 or the undersigned at (202) 551-3689 if you have questions.

Sincerely,

John M. Hartz
Senior Assistant Chief Accountant